Industry's Most Influential Sports and Entertainment

Real Estate Broker Brings Team to The Real Brokerage

Kofi Nartey takes on national growth leader role to represent Real, attract agents and drive performance

TORONTO & NEW YORK - August 3, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that Kofi Nartey, who has gained the reputation as the go-to real estate broker for celebrities, prominent athletes and luxury homebuyers around the world, has joined the company as a national growth leader. In this role, Nartey joins a select number of Real agents responsible for helping to build visibility for The Real Brokerage brand, attract agents nationally and drive agent performance through coaching and development.

As part of his move to Real, Nartey brings his 12-member Globl RED team, which serves luxury clients in Los Angeles, Las Vegas and New York, and developers worldwide. He will continue to grow his team through The Real Brokerage network.

"I'm thrilled to welcome Kofi to The Real Brokerage. Kofi is one of the most successful brokers in the residential real estate industry and an inspirational leader who shares our vision at Real of leaving the industry better than it was," said Real President Sharran Srivatsaa. "Like Kofi, Real is fixated on giving agents the tools they need to realize their full potential, while ensuring that they have opportunities to build long-term wealth."

A wide receiver who played college football at UC Berkeley and went on to sign with the Oakland Raiders (now Las Vegas), Nartey began his residential real estate career in 2002 at a national brokerage firm where he focused on luxury real estate. Since that time, he has combined his knowledge of the sports and entertainment industries and passion for inspiring others to build national sports and entertainment real estate divisions at two major real estate brands before launching Globl Real Estate + Development, an independent brokerage, in 2020.

Nartey has represented a plethora of athletes and celebrities and closed sales exceeding $1 billion. He has received numerous recognitions, including being named three times to the Los Angeles Business Journal's annual LA 500, which honors the most influential leaders and impactful executives in Los Angeles; "Top Hollywood Agent" by the Hollywood Reporter; "Showbiz Real Estate Elite" by Variety Magazine and a "Power Player" by LA Confidential. In addition, he has appeared on HGTV's Selling LA and Bravo's Million Dollar Listing. Nartey uses his experience to mentor agents as an instructor for the Institute for Luxury Home Marketing and as a consultant to the NFL, where he advises players on real estate and post-football careers.

"Real aligns with where I am in my career and my goal of giving back to the industry," Nartey said. "Real provides the platform, brand and reach throughout the U.S. and Canada to allow me to share what I know to influence and impact more agents, while continuing to grow my Globl RED team."

He added that Real's Co-Sponsored Revenue Share Program, which allows two agents to equally share in the commission split of an agent they attract to Real, aligns with his goal of sharing his expertise to help other agents grow their networks and be more successful.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221